[LETTERHEAD OF ICON HEALTH & FITNESS, INC. APPEARS HERE]

                      WRITER'S DIRECT DIAL NUMBER: 435-750-3614

                                   January 25, 2006


Via US Mail and Facsimile 202-942-9527
Ms. Claire Lamoureux
Division of Corporate Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549

Re: ICON Health & Fitness, Inc. (the "Company")
    Form 10-K for the year ended May 31, 2004 and May 31, 2005
    Form 10-Q for the quarterly periods ended August 28, 2004, November 27, 2004 and February 26, 2005
    Commission file #: 033-87930

Dear Ms. Lamoureux:

     Set forth below are responses to each comment contained in your letter to
S. Fred Beck dated September 21, 2005. The number of each response corresponds to the number assigned to each comment in your September 21, 2005-letter. Our responses are as follows:

Form 10-K for the year ended May 31, 2005

Note 8. Long-Term Debt, page F 14

Comment 1:

     We note from your response to prior comment 10 that you will include the weighted average interest rate on short-term borrowing s outstanding as of the date of each balance sheet presented in future filings, however this disclosure does not appear to be included in the Form 10-K for the year ended May 31, 2005. In this regard, we reissue the comment and request you include the weighted average interest rate on short-term borrowings outstanding (i.e., 2002 revolver) as of the date of each balance sheet presented in the notes to the financial statements of future filings. See Rule 5-02.19(b) of Regulation S-X.

Response to Comment 1:

     We have noted and will comply with the Commission's comment in future filings.


Management's Discussion and Analysis

-Results of Operations, page 13

Comment 2:

     We note your disclosure on page 13 of your MD&A section that the discussion of the results of operations attributes more than one factor as a cause for the change in results from the prior year. For example, in describing the reasons for the decrease in gross profit in 2005, you list factors such as changes in product mix, distribution channel mix, manufacturing inefficiencies, late release of products and increase in freight and commodity prices. In future filings, for each factor listed that affected your results, please include a quantification of the dollar amount or percentage of the change that is attributable to each factor.

Response to Comment 2:

     We have noted and will comply with the Commission's comment in future filings.


Form 10-Q for the quarterly period ended February 26, 2005

Condensed Consolidated Balance Sheets

Comment 3:

     We note that you have indicated on the face of the balance sheet that the column labeled May 31, 2004 is unaudited. As these results should be the same as reported in your audited financial statements as May 31, 2004, please remove the "unaudited" label in future filings. In future filings, please present your disclosures of Controls and Procedures under Item 9A as required by Form 10-K. Also, include the disclosures required by Item 14 (Principal Accountant Fees and Services) of Form 10-K.

Response to Comment 3:

     We have noted and will comply with the Commission's comment in future filings.

     We acknowledge that it is our responsible for the adequacy and accuracy of the disclosure in our filings with the Commission. We understand that any staff comments or changes to disclosure in response to staff comments does not foreclose the Commission from taking any action with respect to our filings with the Commission. In addition, we will not assert staff comments as a defense in any proceedings initiated by the Commission or any person under the federal securities laws of the United States.

     Please contact the undersigned at 435-750-5228 or Everett Smith of this office at 435-750-3614 with any questions or comments you may have regarding this response letter. To the extent that we can be of help in facilitating this process, please do not hesitate to call. Thank you in advance for your cooperation in this matter.

                                Very truly yours,

                                 /s/ S. Fred Beck


                                S. Fred Beck
                                Chief Financial Officer




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